Contact

www.linkedin.com/in/riskintel (LinkedIn)
epevolved.com/ (Blog)
tegumen.com/ (Company)

Top Skills

Crisis Management
Corporate Security
Executive Protection

Languages

Spanish (Limited Working)
English (Native or Bilingual)
Italian (Native or Bilingual)
German (Limited Working)

Filippo Marino

Founder, CEO at Safe-esteem
Miami

Summary

With 30 years of experience across the public and private sectors, Filippo enjoys exploring the cultural and psychological dimensions impacting the perception and management of risk and resilience, and helping corporate executives, decision-makers, and complex organizations design effective mitigation strategies.

Over the course of his career, Filippo developed, led or optimized security, intelligence and risk mitigation operations as both an adviser and functional leader. His career started as an officer of the Italian Army and spanned across organizational and cultural boundaries, serving as a successful consultant to Fortune 500 companies and High Net-Worth individuals.

Filippo authored several guidelines, operational frameworks and patented business models adopted across the corporate intelligence and protective security industries. In his most recent corporate role, he developed and managed McDonald’s Global Risk Intelligence & Executive Protection operations. Filippo also led the brand’s initiatives and best practices in the areas of Workplace Violence Prevention, Crisis Management, and major events security, including Olympic Games and FIFA World Cup. He holds a Magna Cum Laude B. A. degree in Behavioral Sciences.

Experience

Safe-esteem
Founder, CEO
January 2017 - Present (5 years 7 months)
Miami Beach

Tegumen
Founder, Managing Partner
March 2015 - Present (7 years 5 months)

Risk consultancy from Crisis Management and Enterprise Risk Intelligence, to Executive Protection and Major Events Security.

McDonald's Corporation
Director, Intelligence & Executive Protection
April 2010 - February 2015 (4 years 11 months)

Filippo designed, developed and led McDonald's Global Risk Intelligence and Executive Protection programs. Additionally, he managed corporate initiatives in the areas of Workplace Violence Prevention, Crisis Management and Major Events security.

Securitydirector, LLC
Founder, CEO
January 2002 - April 2010 (8 years 4 months)

Incident Management Group
Senior Consultant
September 1997 - February 2003 (5 years 6 months)

Education

San Jose State University
BA, Behavioral Science · (1993 - 1996)

Liceo Scientifico Albert Einstein